Exhibit 12.1
INTEL CORPORATION 2007 FORM 10-K
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION
(In Millions, Except Ratios)

	Years Ended
	Dec. 27,	Dec. 25,	Dec. 31,	Dec. 30,	Dec. 29,
	2003	2004	2005	2006	2007
Income before taxes	$7,442	$10,417	$12,610	$7,068	$9,166
Adjustments:
Add — Fixed charges	105	98	75	144	129
Subtract — Capitalized interest	—	—	(2)	(60)	(57)

Income before taxes and fixed charges (net of capitalized interest)	$7,547	$10,515	$12,683	$7,152	$9,238

Fixed charges:
Interest	$62	$50	$19	$24	$15
Capitalized interest	—	—	2	60	57
Estimated interest component of rental expense	43	48	54	60	57

Total	$105	$98	$75	$144	$129

Ratio of earnings before taxes and fixed charges, to fixed charges	72x	107x	169x	50x	72x